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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

September 24, 2003	File Number: 0-31384

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest,
Bureau 1200,
Montréal, Québec H3B 4Y8,
(514) 392-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: September 24, 2003	[Signed: Howard N. Hendrickl]

	Name:	Howard N. Hendrick
	Title:	Executive Vice-President and Chief
Financial Officer

NEWS RELEASE

FOR IMMEDIATE RELEASE

BCI ANNOUNCES AGREEMENT TO SETTLE VÉSPER GUARANTEES

Montreal, Quebec, September 23, 2003: Bell Canada International Inc. (“BCI”) announced today that it has reached an agreement with Vésper S.A. and Vésper São Paulo S.A. (the “Véspers"), the Véspers’ majority shareholder QUALCOMM Incorporated (“QUALCOMM”), and a syndicate of the Véspers’ Brazilian banks pursuant to which BCI will pay US$12 million in consideration for the absolute release of its obligation to guarantee a portion of the Véspers debt (the “Vésper Guarantees”). This represents a 41% discount to the book value of BCI’s liability provision at June 30, 2003 under the Vésper Guarantees of approximately US$20.2 million. The Véspers have not made semi-annual interest and monthly lease payments on its local bank debt since May 2003, and since such time the banks have been in a position to initiate a process that could ultimately result in a call on the Vésper Guarantees.

This agreement has been reached in connection with a series of transactions whereby QUALCOMM intends to transfer its interest in the Véspers to Embratel Participacoes S.A. (the “Vésper Transactions”). As part of the Vésper Transactions, BCI will also transfer to QUALCOMM its remaining 1.5% indirect equity interest in the Véspers for nominal consideration, and BCI and QUALCOMM will provide each other with full releases with respect to all matters related to the Véspers.

BCI’s payment of US$12 million is subject to the approval of the Ontario Superior Court of Justice in accordance with BCI’s Plan of Arrangement. The payment will be made concurrently with the closing of the balance of the Vésper Transactions, which are subject to regulatory approval in Brazil and certain other contingencies. BCI expects the closing to take place in the fourth quarter of 2003.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI’s intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
 Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260 howard.hendrick@bci.ca